Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

Member Q&A

CME/CBOT Merger

1.	What steps must occur for the merger to be completed successfully?

We expect the transaction to close by mid-year 2007, pending approvals by regulators and shareholders of both companies, CBOT members, as well as completion of customary closing conditions. We will provide updates throughout the process.

2.	Who will lead the combined company?

Terry Duffy will serve as the Chairman. Charlie Carey will serve as Vice-Chairman. Craig Donohue will serve as the Chief Executive Officer. Bernie Dan will serve as Special Advisor to the company for a period of one year.

3.	What will be the composition of the Board of the surviving company?

The Board of the surviving company will be comprised of 29 members, 20 members of which will be representatives of CME and 9 members of which will be representatives of CBOT. We anticipate that our current directors, including the six Class B directors elected by our members, will serve as our representatives on the Board of the surviving entity.

4.	If the merger is completed, will my trading rights be affected?

No. The transaction will not result in any change to your trading privileges.

5.	Will my existing relationship with my clearing firm be affected?

No. Your existing relationship with your clearing firm will not be affected by the transaction.

6.	Will I be able to trade any CBOT products as an owner or holder of a CME membership?

The transaction will not result in any change to your trading privileges. Therefore, you will continue to be able to trade on CME on the same terms as before the transaction. For example, if you own a membership at CBOT, you will continue to be able to trade CBOT products as a member following the closing.

7.	Will I receive the same member fee reductions trading for CBOT products following the closing as I do while trading CME products?

The transaction will not result in any change to your trading privileges on CME or CBOT. Therefore, you will continue to receive member fee reductions that you received prior to the closing, whether that involves trading in CME or CBOT products.

8.	Where will pit trading take place in the new company?

We expect that, after the transaction is completed, all CME’s trading pits will be relocated to CBOT’s trading floor. We will communicate information on timing of that relocation as soon as it is available.

9.	Will I have access to CBOT products on CME Globex®?

We expect to move electronically traded products onto CME Globex. We will communicate information on timing as soon as it is available.

10.	CME and CBOT have some differences in trading conventions such as block trading, dual trading, etc. Will this combination alter trade practices of either CME or CBOT?

We have agreed, subject to certain limitations, to protect CBOT members’ ability to dual trade. We will evaluate future changes in trading conventions following the closing as appropriate.

11.	As a member of CME, will I have any special rights with respect to trading CBOE products?

CME members will not have any special rights with respect to trading CBOE products.

12.	Will I need to be qualified by a CBOT clearing member in order to trade CBOT products?

Yes.

13.	Will the transaction have any effect on my broker association arrangement at CME?

No.

14.	Can I form a broker association with members of CBOT?

No. The existing broker association rules at CME will remain in effect following the transaction. There are no special broker association arrangements with CBOT members at this time.

15.	Will I be required to go through the membership process at CBOT if I am going to trade CBOT products as a member?

Yes. However, if you plan to trade CBOT products as a customer, there is no need to go through the membership process at CBOT.

16.	Will I receive a financial interest in CBOT as a result of the transaction, based on my membership at CME?

No. In the transaction, shareholders of CBOT are entitled to receive 0.3006 shares of CME for every share of CBOT stock that they own.

17.	Where can I get more information regarding the transaction?

More information can be found through CME or CBOT’s respective membership offices.

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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